[Diedrich Coffee, Inc. letterhead]

November 29, 2006

VIA EDGAR AND U.S. MAIL

H. Christopher Owings

Assistant Director, Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3561

100 F St., N.E.

Washington, D.C. 20549

Re:	Diedrich Coffee, Inc.

Preliminary Proxy Statement on Schedule 14A filed October 10, 2006

File No. 0-21203

Dear Mr. Owings:

In connection with Diedrich Coffee, Inc.’s preliminary proxy statement on Schedule 14A filed on October 10, 2006, please find below the representations requested in your letter dated October 18, 2006.

The Company acknowledges that:

(i)	the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

(ii)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii)	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions, please contact me at (949) 260-6762 or John M. Williams or David C. Lee at Gibson, Dunn & Crutcher LLP at (949) 451-3800.

Sincerely,

/s/ Sean McCarthy
Sean McCarthy
Chief Financial Officer

cc:	Kurt Murao, Securities and Exchange Commission

John M. Williams, Gibson, Dunn & Crutcher LLP

David C. Lee, Gibson, Dunn & Crutcher LLP